SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

CBL & Associates Properties, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

124830878

(CUSIP Number)

Canyon Partners, LLC

2728 North Harwood Street, 2nd Floor

Dallas, Texas 75201

(214) 253-6000

Attention: Jonathan M. Kaplan

with a copy to:

Robert W. Downes

Sullivan & Cromwell LLP

125 Broad Street

New York, NY 10004

(212) 558-4312

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

February 28, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON Canyon Capital Advisors LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 8,396,293
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 8,396,293
	10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 8,396,293
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.5%
14	TYPE OF REPORTING PERSON IA

1	NAME OF REPORTING PERSON Mitchell R. Julis
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 8,396,293
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 8,396,293

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 8,396,293
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.5%
14	TYPE OF REPORTING PERSON IN

1	NAME OF REPORTING PERSON Joshua S. Friedman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 8,396,293
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 8,396,293

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 8,396,293
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.5%
14	TYPE OF REPORTING PERSON IN

Item 1.	SECURITY AND ISSUER

This Amendment No. 2 supplements the information set forth in the Schedule 13D filed by Canyon Capital Advisors LLC, Mr. Mitchell R. Julis, Mr. Joshua S. Friedman and Mr. Jonathan M. Heller with the United States Securities and Exchange Commission (the “SEC”) on November 9, 2021, as amended by Amendment No. 1 thereto filed on February 7, 2022 (the “Schedule 13D”) relating to the shares of common stock, $0.001 par value per share (the “Common Stock”), of CBL & Associates Properties, Inc., a Delaware corporation (the “Issuer”). The Issuer’s principal executive offices are located at 2030 Hamilton Place Blvd., Suite 500, Chattanooga, TN 37421. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant.

The Schedule 13D is hereby supplementally amended as follows:

Item 2.	IDENTITY AND BACKGROUND

(a)	This Schedule 13D is filed by:

(i) Canyon Capital Advisors LLC (“CCA”), with respect to the shares of Common Stock directly held by certain managed accounts with respect to which it acts as investment advisor, including Canyon-ASP Fund, L.P., Canyon Balanced Master Fund, Ltd., Canyon Distressed Opportunity Master Fund III, L.P., Canyon ESG Credit Master Fund, L.P., Canyon Distressed TX (A) LLC, Canyon Distressed TX (B) LLC, The Canyon Value Realization Master Fund, L.P., Canyon-EDOF (Master) L.P., Canyon-GRF Master Fund II, L.P., Canyon NZ-DOF Investing, L.P., EP Canyon Ltd. and Canyon Value Realization Fund, L.P. (collectively, the “Accounts”);

(ii) Mr. Mitchell R. Julis (“Mr. Julis”), with respect to the shares of Common Stock directly held by the Accounts; and

(iii) Mr. Joshua S. Friedman (“Mr. Friedman”), with respect to the shares of Common Stock directly held by the Accounts.

Messrs. Julis and Friedman manage CCA and control entities which own 100% of CCA. Mr. Jonathan M. Heller (“Mr. Heller”), who was included as a reporting person on the Schedule 13D as initially filed on November 9, 2021, is no longer an employee of CCA and is no longer a reporting person.

The foregoing persons referred to in clauses (i), (ii) and (iii) are hereinafter sometimes collectively referred to as the “Reporting Persons.” Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

The filing of this statement shall not be deemed an admission that any Reporting Person is the beneficial owner of the securities reported herein for purposes of Section 13 of the Securities Act of 1934, as amended, or otherwise. Each of Mr. Julis and Mr. Friedman expressly disclaims beneficial ownership of any of the securities held by the Accounts.

(b)	The address of the business office of CCA, Mr. Julis and Mr. Friedman is 2728 North Harwood Street, 2nd Floor, Dallas, Texas 75201.

(c)	The principal business of each of the Reporting Persons is investment and/or investment management.

(d) & (e)	During the last five years, none of the Reporting Persons has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	CCA is a limited liability company organized under the laws of the state of Delaware. Each of Mr. Julis and Mr. Friedman is a United States citizen.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

(a)

See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of shares of Common Stock.

The percentage reported in this Schedule 13D is calculated based upon 31,623,065 shares of Common Stock outstanding, which includes (i) 19,988,600 shares of Common Stock outstanding as of November 10, 2021 as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on November 15, 2021, (ii) 10,982,795 shares of Common Stock issued to holders of the Exchangeable Notes in satisfaction of principal, accrued interest and the make-whole payment as reported in the Issuer’s Current Report on Form 8-K filed with the SEC on February 1, 2022 and (iii) 651,670 shares of Common Stock issued under the Issuer’s equity incentive plans.

(b)	See rows (7) through (10) of the cover pages to this Schedule 13D for the number of shares of Common Stock.

(c)	Except as set forth on Schedule A attached hereto, there have been no transactions in the shares of Common Stock during the sixty days prior to the date of this Schedule 13D by any of the Reporting Persons.

(d)	No person other than the Reporting Persons and the Accounts is known to have the right to participate in the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock held by the Accounts.

(e)	Not applicable.

Item 6.

CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the Schedule 13D is hereby amended and supplemented by deleting the information under “Indemnification Agreement.”

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit 99.1: Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Act.

Exhibit 99.2: Commitment Letter, by and among the Issuer, the Operating Partnership, CCA and other commitment parties thereto, dated as of April 26, 2021 (incorporated by reference to Exhibit 99.2 to Schedule 13D filed by the Reporting Persons with the SEC on November 9, 2021).

Exhibit 99.3: Registration Rights Agreement, by and among the Issuer and the other parties thereto and any additional parties identified on the signature pages of any joinder agreement executed and delivered pursuant thereto, dated as of November 1, 2021 (incorporated by reference to Exhibit 10.5 to Form 8-K filed by the Issuer with the SEC on November 2, 2021).

Exhibit 99.4: Exchangeable Notes Indenture, by and among the New Notes Issuer, the guarantors thereto, the Issuer, Wilmington Savings Fund Society, FSB, as trustee and collateral agent, dated as of November 1, 2021 (incorporated by reference to Exhibit 10.3 to Form 8-K filed by the Issuer with the SEC on November 2, 2021).

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: March 2, 2022

CANYON CAPITAL ADVISORS LLC

/s/ Doug Anderson
Name: Doug Anderson
Title: Chief Compliance Officer

/s/ Mitchell R. Julis
MITCHELL R. JULIS

/s/ Joshua S. Friedman
JOSHUA S. FRIEDMAN

SCHEDULE A

Transactions in the Common Stock of the Issuer During the Last 60 Days

The following table sets forth all transactions in the Common Stock effected in the past sixty days by the Reporting Persons.

Date	Shares	Description

February 1, 2022	3,999,882 shares of Common Stock	Pursuant to the exchange of Exchangeable Notes, including accrued interest and make-whole payment

EXHIBIT 1

JOINT FILING AGREEMENT
PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

DATE: March 2, 2022

CANYON CAPITAL ADVISORS LLC

/s/ Doug Anderson
Name: Doug Anderson
Title: Chief Compliance Officer

/s/ Mitchell R. Julis
MITCHELL R. JULIS

/s/ Joshua S. Friedman
JOSHUA S. FRIEDMAN